                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                    -----------------------------------------

                                  SCHEDULE 13D
                                (Amendment No. 5)

                    Under the Securities Exchange Act of 1934

                              GRUBB & ELLIS COMPANY
                               ------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                           ---------------------------
                         (Title of Class of Securities)


                                   40009-51-0
                                  -------------
                                 (CUSIP Number)


                                 Joe F. Hanauer
                                361 Forest Avenue
                         Laguna Beach, California  92651
                                 (714) 494-2333
              -----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 1, 1994
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box:
     [  ]



     Check the following box if a fee is being paid with the statement:  [  ]


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                                  SCHEDULE 13D
CUSIP No. 40009-51-0
          ----------

1.   Name of Reporting Person

     Joe F. Hanauer

2.   Check the Appropriate Box if a Member of a Group            (a) [ ]
                                                                 (b) [X]
3.   SEC Use Only

4.   Source of Funds

     BK, PF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                         [  ]

6.   Citizenship or Place of Organization

     United States

               7.   Sole Voting Power

                    722,741 shares of Common Stock (See Item 5)
Number of
Shares         8.   Shared Voting Power
Beneficially
Owned By            -0- shares of Common Stock (See Item 5)
Each
Reporting      9.   Sole Dispositive Power
Person
With                722,741 shares of Common Stock (See Item 5)

               10.  Shared Dispositive Power

                    -0- shares of Common Stock (See Item 5)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     See Item 5 below

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [  ]

13.  Percent of Class Represented by Amount in Row (11)

     See Item 5 below

14.  Type of Reporting Person
          IN

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          This Amendment No. 5 to Schedule 13D is being filed on behalf of Joe
F. Hanauer to amend the Schedule 13D dated November 11, 1992, as amended (the "Schedule 13D"), relating to the common stock, par value $.01 per share, of Grubb & Ellis Company, a Delaware corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.

          This Schedule 13D is subject to the provisions of Rule 101(a)(2) of Regulation S-T under the Securities Exchange Act of 1934, as amended, relating to the Securities and Exchange Commission's recently adopted electronic filing requirements. Pursuant to Rule 101(a)(2), since this amendment is the first amendment which the Reporting Person is filing electronically, the Reporting Person is required to restate the entire Schedule 13D.

ITEM 1.   SECURITY AND ISSUER.

          This statement relates to the Common Stock issued by the Company, whose principal executive offices are at One Montgomery Street, San Francisco, California 94104.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a) This statement is filed by Joe F. Hanauer. Mr. Hanauer holds all of the securities reported in this Schedule 13D as being held by Mr. Hanauer as trustee of the Joe F. Hanauer Trust dated June 15, 1988, except for the Stock Option (as defined below), which Mr. Hanauer holds as an individual.

          (b) The business address of Mr. Hanauer is 361 Forest Avenue, Laguna Beach, California 92651.

          (c) Mr. Hanauer is Chairman of the Board and Chief Executive Officer of the Company. Mr. Hanauer also is a principal in Combined Investments, L.P., an Illinois limited partnership, which is an investment management business which directs investments in real estate and related interests and in which partners have active participation.

          (d) Mr. Hanauer has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Mr. Hanauer has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Mr. Hanauer is a United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The purchase price for the Securities (as defined below) purchased by Mr. Hanauer was $900,000, and was furnished from funds borrowed under Mr. Hanauer's unsecured line of credit with First National Bank of Blue Island which was entered into in the ordinary course of business. A copy of the Note evidencing such borrowing was previously filed as an Exhibit to this Schedule 13D. Such borrowings were repaid by Mr. Hanauer with personal funds. The purchase price for the


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21,153 shares of Common Stock acquired by Mr. Hanauer upon exercise of rights issued in the Rights Offering (as defined below) was $50,238.38, which amount was paid by Mr. Hanauer with personal funds.

ITEM 4.   PURPOSE OF TRANSACTION.

          WARBURG AND HANAUER. On January 29, 1993, Warburg, Pincus Investors, L.P. ("WPI"), Mr. Hanauer, The Prudential Insurance Company of America ("Prudential") and the Company consummated the Restructuring (the "Closing"), pursuant to which, among other things, WPI (for a purchase price of $12,850,000) and Mr. Hanauer (for a purchase price of $900,000) purchased (i) 128,266 and 8,894 shares, respectively, of a newly created series of Senior Convertible Preferred Stock of the Company (the "Senior Preferred Stock"), (ii) five-year warrants initially to purchase 340,000 and 160,000 shares of Common Stock, respectively, at an exercise price of $5.00 per share (the "$5.00 Warrants"),
(iii) five-year warrants initially to purchase 142,000 and 58,000 shares of Common Stock, respectively, at an exercise price of $5.50 per share (the "$5.50 Warrants," and together with the $5.00 Warrants, the "Warrants"), and (iv) five-year warrants initially to purchase 373,818 and 26,182 shares of Common Stock, respectively, at an exercise price of $5.00 per share, which are exercisable only in the event that the Company incurs a defined liability in excess of $1,500,000 (the "Contingent Warrants"). The Senior Preferred Stock, the Warrants and the Contingent Warrants acquired by Mr. Hanauer are sometimes collectively referred to herein as the "Securities." A one-for-five reverse stock split was effected on January 29, 1993 prior to the issuance of the Securities.

          PRUDENTIAL. At the Closing, the Company and Prudential restructured certain existing Company indebtedness held by Prudential and the Company issued Prudential (i) the $5 million Revolving Credit Note, (ii) $10 million of the Company's New Senior Notes and (iii) $10 million of the Company's PIK Notes. Also, Prudential (x) purchased 150,000 shares of a newly created series of Junior Convertible Preferred Stock of the Company (the "Junior Preferred Stock"), (y) purchased five-year warrants initially to purchase 200,000 shares of Common Stock at an exercise price of $5.50 per share (the "Prudential $5.50 Warrants") and (z) exercised existing warrants to purchase 397,549 shares of Common Stock. The Senior Preferred Stock and the Junior Preferred Stock are sometimes collectively referred to herein as the "Preferred Stock."

          STOCKHOLDERS' AGREEMENT. As contemplated by the Restructuring, the Company, WPI, Mr. Hanauer and Prudential entered into the Stockholders' Agreement (as defined below). The Stockholders' Agreement was previously filed as an Exhibit to this Schedule 13D and is incorporated herein by reference. The Stockholders' Agreement contains an agreement between WPI and Prudential with respect to voting for the election of directors and grants WPI, Mr. Hanauer and Prudential certain registration rights with respect to certain of the securities held by them. Information in Item 6 concerning the Stockholders' Agreement is incorporated herein by reference.

B.   CERTIFICATE AMENDMENTS.

          CERTIFICATE AMENDMENTS. Prior to the Closing, amendments (the "Certificate Amendments") to the Company's Certificate of Incorporation (the "Certificate") were filed following approval of the transactions by the Company's stockholders. The Certificate Amendments (i) reduced the par value of the Common Stock from $1.00 to $.01, (ii) effected a one-for-five reverse stock split of the Common Stock, (iii) authorized 250,000 of the Senior Convertible Preferred Stock and (iv) authorized 200,000 of the Junior Convertible Preferred Stock. The Certificate Amendments were previously filed as an Exhibit to the
Schedule 13D.


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          CERTIFICATE AND BYLAW AMENDMENTS.  On May 28, 1993, the Board of
Directors of the Company unanimously approved amendments to the Certificate, which amendments were approved at the Annual Meeting of Stockholders of the Company on August 9, 1993. The amendments, among other things, (a) eliminate the three classes of directors, (b) eliminate cumulative voting in the election of directors, (c) allow for the removal of members of the Board, with or without cause, by the affirmative vote of a majority of the outstanding shares, (d) provide that the Bylaws may be amended by the affirmative vote of a majority of the outstanding shares of capital stock, (e) provide that amendments to the Certificate which have been approved by the Board require approval of a majority, and not a supermajority, of the outstanding shares, (f) eliminate the supermajority vote requirement for certain business combinations and (g) permit holders of a majority of the outstanding shares of capital stock to call a special meeting of stockholders. Removal of the limitations contained in these provisions would allow WPI, Mr. Hanauer and Prudential, acting together, to take certain actions as stockholders that previously were not permitted. Following approval of the amendments to the Certificate by the stockholders, the Board approved certain conforming amendments to the Bylaws of the Company.

C.   BOARD OF DIRECTORS.

          ELECTION OF DIRECTORS. On January 29, 1993, the Company's stockholders approved the Restructuring and elected nine members to the Board of Directors of the Company, including (i) three directors nominated by WPI:
Douglas M. Karp and Reuben S. Leibowitz, each of whom is a partner of each of Warburg, Pincus & Co. ("WPC") and E.M. Warburg, Pincus & Company ("EMW") and a Managing Director of E.M. Warburg, Pincus & Co., Inc. ("E.M. Warburg") and John
D. Santoleri, a Vice President of Warburg, Pincus Ventures, Inc., which is an affiliate of WPI; (ii) two directors nominated by Prudential: Wilbert F. Schwartz, Managing Director of Prudential Investment Corp., an affiliate of Prudential, and John P. Mullman, Vice President -- Corporate Finance of Prudential; and (iii) Mr. Hanauer as Chairman of the Board. Three existing directors also were elected to the Board at the special meeting. Subsequently, the three existing members, Douglas M. Karp, John P. Mullman and Wilbert F. Schwartz, who had become the Company's Chief Executive Officer, resigned. The current Board of Directors has six members.

D.   FINANCING TRANSACTIONS.

          On November 1, 1994, the Company completed certain financing transactions (the "Financing Transactions") to amend its debt agreements with Prudential to modify certain financial covenants and defer principal payments, to provide an equity investment of $10 million and certain amendments to existing preferred stock and warrants. The Financing Transactions are described in Item 6 below and such description is incorporated herein by reference.

          Mr. Hanauer acquired the Securities and the shares of Common Stock issued in connection with the Rights Offering (as defined below) for investment and in order to be in a position to work to improve profitability and enhance the long-term strategic viability of the Company.


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          Mr. Hanauer may, from time to time, acquire additional securities of the Company in open market or privately negotiated transactions, depending on existing market conditions and other considerations which he may deem relevant. As CEO, Mr. Hanauer is eligible to participate in the Company's employee benefit plans and may from time to time receive stock options or other non-cash incentive compensation as determined by the Compensation Committee of the Board of Directors. Mr. Hanauer intends to review his investment in the Company on a continuing basis and, depending upon the price and availability of the Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to him, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of his investment in the Company. Except as described herein, Mr. Hanauer has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) By reason of the provisions of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act"), WPI, Mr. Hanauer and Prudential may be deemed to be a "group." By reason of the provisions of Rule 13d-5 under the Act, the group consisting of these entities may be deemed to own all shares of Common Stock beneficially owned by WPI, Prudential and Mr. Hanauer. WPI does not affirm the existence of such a group and disclaims beneficial ownership of shares of Common Stock beneficially owned by Prudential and Mr. Hanauer.

          As of the date of this Report, Mr. Hanauer is the beneficial owner of 767,741 shares of Common Stock through ownership of (i) 42,306 shares of Common Stock, (ii) 8,817 shares of Senior Preferred Stock which are convertible into an aggregate of 332,908 shares of Common Stock, (iii) currently exercisable Warrants to purchase an aggregate of 310,571 shares of Common Stock, (iv) Contingent Warrants to purchase 36,956 shares of Common Stock and (v) a stock option under the Company's Amended and Restated Stock Option Plan (the "Stock Option") currently exercisable for 45,000 shares of Common Stock. In addition, the Stock Option entitles Mr. Hanauer to acquire an additional 90,000 shares of Common Stock, which have been excluded from Mr. Hanauer's beneficial holdings reported on this Schedule 13D as the Stock Option will not be exercisable with respect to the additional 90,000 shares within 60 days of the date hereof. Item 6 contains additional information concerning the Stock Option. The shares of Senior Preferred Stock and Warrants, upon conversion and exercise, when combined with the shares of Common Stock currently held by Mr. Hanauer, represent approximately 8.1% of the shares of Common Stock calculated in accordance with Rule 13d-3(d)(1)(i) in the manner described below. The shares of Senior Preferred Stock and the shares of Common Stock held by Mr. Hanauer represent 2.3% of the outstanding voting power of the Company.

          As of the date of this Report, WPI is the beneficial owner of 10,118,339 shares of Common Stock through its direct ownership of (i) 4,277,433 shares of Common Stock, (ii) 127,150 shares of Senior Preferred Stock which are convertible into an aggregate of 4,828,548 shares of Common Stock, and (iii) currently exercisable Warrants to purchase an aggregate of 1,012,358 shares of Common Stock. The shares of Senior Preferred Stock and Warrants, upon conversion and exercise, when combined with the Common Stock currently held by WPI, represent approximately 69.1% of the shares of Common Stock calculated in accordance with Rule 13d-3(d)(1)(i) in the manner described below. By reason of the provisions of Rule 13d-5 under the Act, WPC, EMW and E.M. Warburg may be deemed to own beneficially the shares of Common Stock beneficially owned by WPI. The shares of Senior Preferred Stock and Common Stock held by WPI represent 54.7% of the outstanding voting power of the Company.


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          As of the date of this Report, Prudential is the beneficial owner of
3,422,060 shares of Common Stock through its direct ownership of (i) 397,549 shares of Common Stock, (ii) 150,000 shares of Junior Preferred Stock which are convertible into an aggregate of 2,674,511 shares of Common Stock, and (iii) currently exercisable Warrants to purchase an aggregate of 350,000 shares of Common Stock. Such shares of Junior Preferred Stock and Warrants, upon conversion and exercise, when combined with the shares of Common Stock currently held by Prudential, represent approximately 28.9% of the shares of Common Stock calculated in accordance with Rule 13d-3(d)(1)(i) in the manner described below. The shares of Junior Preferred Stock and the shares of Common Stock held by Prudential represent 18.5% of the outstanding voting power of the Company.

          The percentages used in this paragraph 5(a) are calculated based upon the 8,796,207 shares of Common Stock issued and outstanding at the close of business on November 1, 1994. Such information has been provided to the Reporting Person by the Company. The number of shares beneficially owned by Prudential as of the date hereof have been provided to the Reporting Person by the Company. Pursuant to Rule 13d-3(d)(1)(i), shares of Common Stock which are not outstanding which are subject to convertible securities are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the shares of Common Stock owned by the person holding such convertible securities, but are not deemed to be outstanding for purposes of computing the percentage of such shares owned by any other person.

          (b) As of the date hereof, Mr. Hanauer has the sole power to vote and to dispose of the Common Stock, Senior Convertible Preferred Stock, Warrants, and the Stock Option held by him, but does not have nor share such powers with respect to any shares beneficially owned by WPI or Prudential.

          (c) Except for the 21,153 shares of Common Stock acquired by Mr. Hanauer upon exercise of rights in the Rights Offering (as defined below), Mr. Hanauer has not effected any transactions in the Common Stock during the preceding 60 days.

          (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such securities.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

A.   RESTRUCTURING.

          PURCHASE AGREEMENT. WPI, Mr. Hanauer and the Company entered into a Securities Purchase Agreement dated November 2, 1992 (the "Purchase Agreement"). The Purchase Agreement was previously filed as an Exhibit to this Schedule 13D and is incorporated herein by reference. Information in Item 4 concerning the Restructuring is incorporated herein by reference.

          PRUDENTIAL PURCHASE AGREEMENT. Prudential and the Company entered into a Purchase Agreement dated November 2, 1992 (the "Prudential Purchase Agreement"). The form of Prudential Purchase Agreement was previously filed as an Exhibit to this Schedule 13D and is incorporated herein by reference. Information in Item 4 concerning the Restructuring is incorporated herein by reference.


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          PRUDENTIAL NEW NOTE AGREEMENT.  Prudential and the Company entered into a Senior Note, Subordinated Note and Revolving Credit Note Agreement dated November 2, 1992 (the "Prudential New Note Agreement"). The form of Prudential New Note Agreement was previously filed as an Exhibit to this Schedule 13D and is incorporated herein by reference. Information in Item 4 concerning the Restructuring is incorporated herein by reference.

B.   THE WARRANTS.

          WARRANTS. Each Warrant, Prudential $5.50 Warrant and Contingent Warrant entitles the holder thereof to purchase one fully paid and nonassessable share of Common Stock at their respective initial exercise prices, subject to adjustment as provided below. Prior to November 1, 1994 Warrants to purchase 500,000 shares of Common Stock had an initial exercise price of $5.00 per share, Warrants to purchase 200,000 shares of Common Stock had an initial exercise price of $5.50 per share, the Prudential $5.50 Warrants had an initial exercise price of $5.50 per share and the Contingent Warrants had an initial exercise price of $5.00 per share. Payment of the aggregate exercise price may be made in cash or, except with respect to the Contingent Warrants, at the election of the holder, by delivering warrants, the value of which will be deemed to be equal to the difference between the current market price per share (as defined) and the then current exercise price. Payment of the aggregate price of the Prudential $5.50 Warrants may also be made by the cancellation by Prudential and the delivery to the Company of New Senior Notes, PIK Notes or the New Revolving Credit Note or by cancellation of accrued and unpaid interest thereon.

          The Contingent Warrants become exercisable for a period of 90 days in the event that the holder thereof is notified that the Company or any subsidiary pays a liability or becomes obligated to pay a liability which exceeds $1,500,000 and (ii) (A) arises out of a single event, occurrence or proceeding (or a series of events, occurrences or proceedings which arise out of or present the same factual issues) and (B) relates to any partnership liability of any partnership or joint venture in which the Company or any subsidiary owns or owned, directly or indirectly, any partnership or other equity interest, or of which the Company or any subsidiary is or was a general partner, other than indebtedness for borrowed money, which partnership liability is identified on the Disclosure Schedule to the Purchase Agreement. Prior to November 1, 1994 WPI and Mr. Hanauer had the right to exercise all or a portion of their respective Contingent Warrants up to an aggregate exercise price equal to the lesser of (x) the amount by which such liability exceeds $500,000 and (y) the aggregate exercise price of the Contingent Warrants. If WPI owns Contingent Warrants and Mr. Hanauer determines not to exercise his Contingent Warrants, Mr. Hanauer is required to offer to sell his Contingent Warrants to WPI for aggregate consideration of $1.00.

          Prior to November 1, 1994, the exercise price and the number of shares of Common Stock issuable upon exercise of each warrant issued in connection with the Restructuring were subject to adjustment from time to time upon the occurrence of certain stock dividends or distributions, stock splits, reverse stock splits or stock reclassifications, certain issuances of rights, options, warrants or securities directly or indirectly convertible into Common Stock to all holders of Common Stock entitling them to purchase shares of Common Stock at a price per share less than the greater of the current market price or the exercise price per share on the date of such issue, certain extraordinary dividends or distributions to all holders of Common Stock, and certain issuances of Common Stock for a consideration per share less than the greater of the current market price or conversion price per share on the date of such issue.

C.   STOCKHOLDERS' AGREEMENT.


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          STOCKHOLDERS' AGREEMENT.  The Company, Warburg, Mr. Hanauer and
Prudential entered into the Stockholders' Agreement dated January 29, 1993 (the "Stockholders' Agreement"). The Stockholders' Agreement was previously filed as an Exhibit to this Schedule 13D and is incorporated herein by reference.

          VOTING AGREEMENT. Pursuant to the Stockholders' Agreement, each Stockholder (as defined below) agrees that at any special or annual meeting of stockholders at which Directors are to be elected or in connection with a solicitation of consents through which Directors are to be elected, it shall vote (or give a written consent with respect to) all of its shares of capital stock in favor of: (i) the election to the Board of Directors of the Company of two nominees designated by Prudential (the "Prudential Nominees") and three nominees designated by WPI (the "WPI Nominees"); and (ii) the election to the Board of Directors of such other nominees, not running in opposition to the Prudential Nominees or to the WPI Nominees, who shall have been selected or approved as such by a majority of the whole Board, provided that Prudential and WPI will not be obligated to comply with the foregoing provisions if the Board has failed, in the case of Prudential, to nominate for election to the Board two Prudential Nominees after being requested to do so by Prudential, or has failed, in the case of WPI, to nominate for election to the Board three WPI Nominees after being requested to do so by WPI. "Stockholder" as defined in the Stockholders' Agreement, means WPI, Prudential and any other person (except Mr. Hanauer) who agrees to be bound by the terms of the Stockholders' Agreement, provided that no person shall be a Stockholder if such person ceases to beneficially own (x) at least 51% of the Securities issued pursuant to the Purchase Agreement and all issued WPI Registrable Securities (as defined below) or (y) at least 75% of the Junior Convertible Preferred Stock and Prudential $5.50 Warrants issued pursuant to the Prudential Purchase Agreement and all issued Prudential Registrable Securities (as defined below).

          Pursuant to the Stockholders' Agreement, each Stockholder also agreed that (i) it shall vote against removal of the other party's nominees (unless requested by such party to vote for removal in which case it will do so), (ii) it shall exercise its best efforts to cause its nominees on the Board to vote in favor of a nominee of the other party to fill any vacancy on the Board created by the resignation, removal or death of such party's nominee if the effect of failing to so fill such vacancy would be that there would be less than two Prudential Nominees or three WPI Nominees remaining on the Board, (iii) it shall not elect cumulative voting for the election of Directors and, in the event that any other stockholder elects such cumulative voting, it shall vote its shares of capital stock in the manner necessary to effect the election of the three WPI Nominees and the two Prudential Nominees, and (iv) at any special or annual meeting of stockholders prior to the Company's 1995 annual meeting it shall vote (or give a written consent with respect to) all of its shares of capital stock in favor of electing Mr. Hanauer as a Director or against removal of Mr. Hanauer as a Director.

          REGISTRATION RIGHTS. The Stockholders' Agreement provides that, at any time after the Closing each of (i) the holders of at least 30% of the aggregate number (on the date of the Stockholders' Agreement) of shares of Common Stock issued or issuable upon conversion of any Senior Convertible Preferred Stock and all shares of Common Stock issued of issuable upon exercise of any Warrants and Contingent Warrants (collectively, the "WPI Registrable Securities") may make three written requests to the Company for registration under the Securities Act of 1933, as amended (the "Securities Act"), of all or part of such securities; provided, however, that WPI may make any of such three requests for registration regardless of the percentage of WPI Registrable Securities held by it, and (ii) the holders of at lease 30% of the aggregate number (on the date of the Stockholders' Agreement) of shares of Common Stock issued upon conversion of the Old Prudential Warrants, all shares of Common Stock issued or issuable upon conversion of any Junior Convertible Preferred Stock and all shares of Common Stock issued or issuable upon exercise of any Prudential $5.50

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Warrants (collectively, the "Prudential Registrable Securities") may make three written requests to the Company for registration under the Securities Act of all or part of such securities; provided, however, that Prudential may make any of such three requests for registration regardless of the percentage of Prudential Registrable Securities held by it.

          The Stockholders' Agreement also provides that in the event a holder of WPI Registrable Securities requests a registration pursuant to the foregoing provisions, Mr. Hanauer may elect to include a proportionate share of WPI Registrable Securities held by him in which case he will be permitted to sell such WPI Registrable Securities on the same terms as the holder of the WPI Registrable Securities requesting such registration.

          Pursuant to the Stockholders' Agreement, holders of WPI Registrable Securities and Prudential Registrable Securities will also have certain "piggyback" registration rights to include their securities, subject to certain limitations, in any other registration statements filed by the Company for its own account or pursuant to any of the foregoing requests, or otherwise.
Whenever the Company effects a registration pursuant to the registration rights provisions of the Stockholders' Agreement, the Company will be required to pay the costs of such registration of securities, except that each selling stockholder will bear its pro rata share of customary underwriting discounts and commissions, the customary fees and expenses of its counsel and applicable transfer taxes. The Stockholders' Agreement contains customary indemnification and contribution provisions relating to the exercise by the holders of registrable securities of their registration rights thereunder.

          TERMINATION. The provisions of the Stockholders' Agreement pertaining to voting by Stockholders will terminate at such time as there is one Stockholder. In any event, the provisions of the Stockholders' Agreement with respect to voting arrangements and restrictions will terminate no later than ten years from the date of the Stockholders' Agreement in accordance with applicable law, subject to extension by the agreement of the remaining parties to the Stockholders' Agreement.

          AMENDMENTS TO THE STOCKHOLDERS' AGREEMENT. As of July 1, 1993, the Company, WPI, Mr. Hanauer and Prudential entered into an Amendment to the Stockholders' Agreement (the "Amendment"). The Amendment to the Stockholders' Agreement was previously filed as an Exhibit to this Schedule 13D and is incorporated herein by reference. On November 1, 1994, WPI, the Company, Prudential and Mr. Hanauer entered into the Second Amendment to the Stockholders' Agreement (the "Stockholders Amendment"), pursuant to which the Stockholders Agreement was amended to provide WPI and Prudential with registration rights for the New Warrants (as defined below), the Common Stock issuable upon exercise of the New Warrants, and shares of Common Stock acquired in connection with the Rights Offering. The Common Stock issuable upon exercise of the New Warrants and the Common Stock acquired by WPI in connection with the Rights Offering are subject to the voting requirements and other terms of the Stockholders' Agreement. The Stockholders Amendment is attached hereto as
Exhibit 1 and is incorporated herein by reference.

D.   CONSULTING AGREEMENT.

          The Company entered into a consulting agreement with Mr. Hanauer after the Closing pursuant to which the Company paid Mr. Hanauer $15,000 per month plus expenses for his services through June 1, 1994. The consulting agreement was terminated in June 1994 upon Mr. Hanauer's election as Executive Chairman of the Company. It is expected that Mr. Hanauer will be granted stock options and other forms of non-cash incentive compensation from time to time as determined by the Compensation Committee of the Board of Directors.

E.   STOCK OPTION.

          On June 8, 1993, the Company granted Mr. Hanauer a stock option to purchase 135,000 shares of Common Stock at an exercise price of $3.50 per share under the Company's 1993 Amended and Restated Stock Option Plan. The exercise price represents market value at the date of grant. The option vests in three equal, annual installments commencing on the first anniversary of the date of grant.

F.   DESCRIPTION OF PREFERRED STOCK.

          The following is a brief description of the Preferred Stock prior to the consummation of the Financing Transactions on November 1, 1994. The description should be read in conjunction with the Certificate which contains the terms of the Preferred Stock in effect prior to November 1, 1994, a copy of which was previously filed as an Exhibit to this Schedule 13D and is incorporated by reference. Pursuant to the Financing Transactions, the terms of the Preferred Stock have been amended. A copy of the Certificate of Amendment of Restated Certificate of Incorporation (the "1994 Certificate Amendment") is filed as Exhibit 2 to this Schedule 13D.

          SENIOR CONVERTIBLE PREFERRED STOCK. The Senior Convertible Preferred Stock, with respect to dividend rights and rights on redemption and/or liquidation, winding up and dissolution, ranks prior to any other equity securities of the Company, including any other series of Preferred Stock. Holders of Senior Convertible Preferred Stock are entitled to receive, out of any funds legally available therefor, cumulative dividends payable in cash, at a rate of 12% of the Senior Stated Value (as defined below) per annum. Accrued but unpaid dividends increase at a compounding rate equal to 12% of the Senior Stated Value per annum compounded annually. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of the shares of Senior Convertible Preferred Stock are entitled to be first paid out of the assets of the Company available for distribution to its stockholders an amount in cash equal to $100.00 per share (the "Senior Stated Value") plus an amount equal to all dividends (whether or not earned or declared) on such shares accrued and unpaid thereon to the date of final distribution, before any payment shall be made or any assets distributed to the holders of any other equity security of the Company.

          The Senior Convertible Preferred Stock is convertible into shares of Common Stock, at the option of the holder, at any time. The initial conversion price was set at the Closing, such that conversion of the aggregate 137,160 shares of Senior Convertible Preferred Stock issued to WPI and Mr. Hanauer resulted in such persons holding approximately 40% of the Company's equity on a fully diluted basis, but before exercise of any warrants issued in connection with the Restructuring. The Senior Convertible Preferred Stock is subject to mandatory conversion in the event that (i) at all times during a two-year period the ratio of consolidated debt to net income before taxes, excluding extraordinary items, and income or loss from discontinued operations plus total interest expense and depreciation and amortization has not exceeded 3.0:1.0,
(ii) on each trading day during a six-month period the price of the Common Stock has exceeded $1.75 per share, and (iii) the Company is in full compliance with the terms and conditions of all agreements pursuant to which the Company has incurred indebtedness for borrowed money. On November 1, 2000, up to 50% of the shares of Senior Convertible Preferred Stock issued at any time will be subject to mandatory redemption, with the remaining shares subject to mandatory redemption on November 1, 2001, in each case at the Senior Stated Value plus accrued and unpaid dividends and to the extent the Company has the funds legally available therefor. The conversion price is subject to adjustment from time to time upon the occurrence of certain stock dividends or distributions, stock splits, reverse stock splits or stock reclassifications, certain issuances of rights, options, warrants or securities directly or indirectly convertible into Common Stock to all holders of Common Stock entitling them to purchase shares of Common Stock at a price per share less than the greater of the current market price or the or the conversion price per share on the date of such issue, certain extraordinary dividends or distributions to all holders of Common Stock, and certain issuances of Common Stock for a consideration per share less than the greater of the current market price or the conversion price per share on the date of such issue.

          JUNIOR CONVERTIBLE PREFERRED STOCK. The Junior Convertible Preferred Stock, with respect to dividend rights and rights on redemption and on liquidation, winding up or dissolution ranks prior to any other equity securities of the Company, excluding the Senior Convertible Preferred Stock. Holders of Junior Convertible Preferred Stock are entitled to receive, out of any funds legally available therefor, cumulative dividends payable in cash at a rate of 5% of the Junior Stated Value (as defined below) per annum. Accrued but unpaid dividends increase at a compounding rate equal to 5% of the Junior Stated Value per annum compounded annually. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, if assets are remaining after the payment in full of the liquidation preference of the Senior Convertible Preferred Stock, the holders of the shares of Junior Convertible Preferred Stock then outstanding are entitled to be first paid out of the assets of the Company available for distribution to its stockholders an amount in cash equal to $100.00 per share (the "Junior Stated Value") plus an amount equal to all dividends (whether or not earned or declared) on such shares accrued and unpaid thereon to the date of final distribution, before any payment shall be made or any assets distributed to the holders of any equity security of the Company.

          The Junior Convertible Preferred Stock is convertible into shares of Common Stock, at the option of the holder, at any time. The initial conversion price will be set at the Closing, such that conversion of the 150,000 shares of Junior Convertible Preferred Stock issued to Prudential plus the shares of Common Stock issued upon exercise of the Old Prudential Warrants would result in Prudential holding approximately 27% of the Company's equity on a fully diluted basis, but before exercise of any warrants issued in connection with the Restructuring. The Junior Convertible Preferred Stock is subject to mandatory conversion in the event that (i) at all times during a two-year period the ratio of consolidated debt to net income before taxes, excluding extraordinary items, and income or loss from discontinued operations plus total interest expense and depreciation and amortization has not exceeded 3.0:1.0, (ii) on each trading day during a six-month period the price of the Common Stock has exceeded $1.75 per share, and (iii) the Company is in full compliance with the terms and conditions of all agreements pursuant to which the Company has incurred indebtedness for borrowed money. Assuming full satisfaction of the Company's mandatory redemption obligation with respect to the Senior Convertible Preferred Stock, on November 1, 2000, 2001, 2002, and 2003, the Company will be required to redeem 16.67%, 16.67%, 33.34% and all remaining shares, respectively, of the Junior Convertible Preferred Stock, in each case at the Junior Stated Value plus accrued and unpaid dividends and to the extent the Company has the funds legally available therefor. The conversion price is subject to adjustment from time to time upon the occurrence of certain stock dividends or distributions, stock splits, reverse stock splits or stock reclassifications, certain issuances of rights, options, warrants or securities directly or indirectly convertible into Common Stock to all holders of Common Stock entitling them to purchase shares of Common Stock at a price per share less than the greater of the current market price or the conversion price per share on the date of such issue, certain extraordinary dividends or distributions to all holders of Common Stock, and certain issuances of Common Stock for a consideration per share less than the greater of the current market price or the conversion price per share on the date of such issue.

          VOTING RIGHTS. The Preferred Stock is entitled to vote on all matters submitted to a vote of the stockholders of the Company on an as-converted-to Common Stock basis. Without the consent of two-thirds of the issued and outstanding shares of both the Senior Convertible Preferred Stock and the Junior Convertible Preferred Stock, each voting separately as a class, the Company may not (i) authorize or issue any class of shares, (ii) increase the authorized shares of, or issue such shares (except in payment of dividends) of either such security, (iii) amend, alter, waive the application of or repeal certain provisions of the Certificate, or enter in any agreement or take any other action which in any manner would alter, change or otherwise adversely affect the powers, rights or preferences of either such security, (iv) effect a reorganization, recapitalization, liquidation, dissolution, winding up, sale of substantially all of the Company's assets or a merger, or (v) take any action which would cause a dividend to be deemed received as either such security for certain purposes unless actually received. The Certificate denies voting rights to the holders of Common Stock with respect to matters described in clauses
(ii), (iii) and (v) above except as otherwise required by Delaware law.

G.   RIGHTS PLAN.

          In connection with the Restructuring, the Board of Directors amended the definition of "Acquiring Person" under the Company's Stockholders' Rights Agreement (the "Rights Plan") so that the consummation of the Restructuring would not make WPI, Mr. Hanauer or Prudential an "Acquiring Person" as originally defined in the Rights Plan. At the Closing of the Restructuring, the rights issued under the Rights Plan were redeemed for $.01 per share of Common Stock, payable in shares of Common Stock, which shares are listed on the New York Stock Exchange and the Pacific Stock Exchange. The Common Stock was valued for purposes of such redemption on the basis of the then current market price as defined in the Rights Plan. The whole and fractional shares of Common Stock received pursuant to the redemption were aggregated with the shares of Common Stock already held by each stockholder for the purpose of calculating the shares of Common Stock to be received by such stockholder after the reverse stock split.

H.   FINANCING TRANSACTIONS.

          On November 1, 1994, the Company completed the Financing Transactions including amendments to its debt agreements with Prudential to modify certain financial covenants and defer principal payments, an equity investment by WPI of $10 million and the sale of Common Stock pursuant to a rights offering (the "Rights Offering") to the Company's stockholders, and certain amendments to the Preferred Stock and Warrants. The Financing Transactions were approved by the Company's stockholders at the Annual Meeting of Stockholders on September 12, 1994.

          PRUDENTIAL AGREEMENTS. The Company and Prudential have entered into an Amendment Agreement (the "Prudential Amendment") pursuant to which the existing Prudential New Notes Agreement was amended to provide that the Company will not be required to make principal payments on any of the Prudential debt prior to November 1, 1997. Thereafter, the revolving credit facility will mature on November 1, 1999, principal on the Senior Note will be payable in two equal installments on November 1, 1997 and 1998, and principal on the PIK Notes will be payable in two approximately equal installments on November 1, 2000 and 2001. The interest rate on the PIK Notes will increase from 10.65% to 11.65% per annum on January 1, 1996. In addition, certain covenants of the debt agreements remain in place, but will not be in effect until April 1, 1997. The debt agreements, as amended, provide for supplemental principal payments commencing July 1, 1998 if the Company meets certain financial tests.

          WPI INTERIM LOAN. In March 1994, WPI agreed to loan the Company up to $10 million, from time to time, at an initial interest rate of 5% per annum with a maturity date of April 28, 1995. The loan was cancelled in connection with WPI's purchase of Common Stock pursuant to the Standby Agreement (as defined below).

          RIGHTS OFFERING. Pursuant to the Financing Transactions, the Company obtained equity capital through the Rights Offering. The Company issued to holders of the Company's Common Stock, including Mr. Hanauer, for each share of Common Stock, a non-transferable right to acquire one share of Company Common Stock at an exercise price of $2.375 per share. Subject to certain conditions, stockholders also had certain rights to oversubscribe to the extent that other stockholders did not subscribe. Pursuant to a Standby Agreement dated as of July 21, 1994 between the Company and WPI (the "Standby Agreement"), WPI agreed to acquire the rights not acquired by the holders of Common Stock in the Rights Offering through the conversion of its loan up to an amount not exceeding $10 million plus accrued interest on the loan. Mr. Hanauer exercised rights to purchase 21,153 shares of Common Stock at $2.375 per share. WPI acquired 4,277,433 shares of Common Stock at $2.375 per share pursuant to the Standby Agreement.

          AMENDMENTS TO PREFERRED STOCK. Pursuant to the Financing Transactions, the existing Senior Convertible Preferred Stock held by WPI and Mr. Hanauer and the Junior Convertible Preferred Stock held by Prudential were amended to eliminate the mandatory redemption provisions. The Junior Convertible Preferred Stock also was amended to increase the dividend rate to 10% per annum effective January 1, 2002, with further increases of 1% per year effective January 1, 2003 and January 1, 2004 and 2% per year effective January 1, 2005 and each January 1 thereafter. The Senior Convertible Preferred Stock was amended to provide that at such time as the dividend rate on the Junior Convertible Preferred Stock would increase above 12%, the dividend rate on the Senior Convertible Preferred Stock would increase by the same amount as the dividend rate on the Junior Convertible Preferred Stock. The Junior Convertible Preferred Stock also was amended to provide that under certain circumstances following the conversion of the Senior Convertible Preferred Stock holders of the Junior Convertible Preferred Stock will be obligated to convert such preferred stock. Warburg and Mr. Hanauer retained certain anti-dilution rights with respect to the Senior Preferred Stock and Warrants with respect to the Financing Transactions. The Preferred Stock held by Warburg and Prudential also was amended to eliminate the anti-dilution provisions with respect to the issuance of Common Stock and Common Stock equivalents at less than the conversion price. As a result of the Financing Transactions and upon application of the anti-dilution provisions of the Preferred Stock, the conversion price of the Senior Preferred Stock held by WPI and Mr. Hanauer was adjusted from $3.0137 to $2.6564 and $2.6716, respectively, which resulted in their Senior Preferred Stock held by WPI and Mr. Hanauer being convertible into an aggregate of 4,828,548 and 332,908, respectively. The Junior Preferred Stock held by Prudential continues to be convertible into 2,674,511 shares of Common Stock and the conversion price remains $5.6085 per share. The terms of the Preferred Stock are set forth in the 1994 Certificate Amendment filed as Exhibit 2 to this Schedule 13D, and are incorporated herein by reference.

          WARRANTS. Upon consummation of the Financing Transactions, the exercise prices on the outstanding Warrants held by Prudential and WPI were reduced to $3.50 per share pursuant to the terms of such Warrants. The Warrants held by Prudential and WPI also were amended to eliminate the anti-dilution provisions with respect to the issuance of Common Stock and Common Stock equivalents at less than the conversion price or exercise price. WPI and Mr. Hanauer retained certain anti-dilution rights with respect to their Warrants (and with respect to Mr. Hanauer's Contingent Warrants) with respect to the Financing Transactions. As a result of the Financing Transactions and upon the application of the anti-dilution provisions, the Warrants held by WPI became convertible into an aggregate of 687,358 shares of Common Stock, the $5.00 Warrants held by Mr. Hanauer became convertible into 225,847 shares of Common Stock at an initial exercise price of $3.5422 per share, the $5.50 Warrants held by Mr. Hanauer became convertible into 84,724 shares of Common Stock at an initial exercise price of $3.7651 per share, and the Contingent Warrants held by Mr. Hanauer became convertible into 36,956 shares of Common Stock at an initial exercise price of $3.5422 per share. Upon consummation of the Financing Transactions, the Contingent Warrants held by WPI were cancelled. Also upon consummation of the Financing Transactions, the Company issued to WPI and Prudential warrants (the "New Warrants") to purchase 325,000 and 150,000 shares of Common Stock, respectively, at an exercise price of $2.375 per share.

          PRUDENTIAL HOLDINGS. Pursuant to the Financing Transactions, Prudential has agreed to work with the Company in a good faith effort to take certain actions which would facilitate the ability of a subsidiary of the Company to conduct certain government contracting business. Prudential's actions could result in Prudential waiving, but not relinquishing, its right to appoint Company directors or other rights under the Stockholders' Agreement or limiting its voting rights.

          Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in
Item 2 hereof and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1. Second Amendment to Stockholders' Agreement dated as of November 1, 1994, by and among the Company, WPI, Mr. Hanauer and Prudential.

          Exhibit 2. Certificate of Amendment to Certificate of Incorporation of the Company filed November 1, 1994.

                                   SIGNATURES



          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:    November 4, 1994


                         By:      /s/ Joe F. Hanauer
                            --------------------------------
                                  Joe F. Hanauer

                                  Exhibit Index

          Exhibit 1. Second Amendment to Stockholders' Agreement dated as of November 1, 1994, by and among the Company, WPI, Mr. Hanauer and Prudential.

          Exhibit 2. Certificate of Amendment to Certificate of Incorporation of the Company filed November 1, 1994.